UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number:  033-91432

NOTIFICATION OF LATE FILING

(Check One):         [✓] Form 10-K                                [   ] Form 11-K                                [   ] Form 20-F                                [   ] Form 10-Q    [   ] Form N-SAR
[   ] Form N-CSR

For Period Ended: December 31, 2007

[   ]           Transition Report on Form 10-K
[   ]           Transition Report on Form 20-F
[   ]           Transition Report on Form 11-K
[   ]           Transition Report on Form 10-Q
[   ]           Transition Report on Form N-SAR
 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information Contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

New World Brands, Inc.
Full Name of Registrant

Former Name if Applicable

340 West Fifth Street
Address of Principal Executive Office (Street and Number)

Eugene, OR 97401
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[✓]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[✓]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra Sheets if Needed.)

The registrant is still in the process of providing the final form of financial notes, including the final value of its common stock, to its independent registered public accountants for review. The registrant’s confirmation of share value is necessary because of a significant change (from fiscal year 2006 to fiscal year 2007) in the shareholders’ equity section of the registrant’s 10-KSB resulting from (1) the conversion of the registrant’s preferred shares and (2) the registrant’s upcoming merger with Qualmax, Inc., which merger will result in the complete elimination of Qualmax, Inc. shares. The audit process has been further impacted by the fiscal 2007 sale of the registrant’s subsidiary, IP Gear, Ltd., and the effect of such sale on the registrant’s year end audited financial statements.

Accordingly, the registrant is unable to complete the financial statements required to be filed in the registrant’s annual report on Form 10-KSB for the year ended December 31, 2007 by the date on which such report is due.  The registrant represents that its Form 10-KSB will be filed within the period specified by Rule 12b-25(b)(ii).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shehryar Wahid                                     541                            868-2942
(Name)                                             (Area Code)           (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[✓] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes     [✓] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New World Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008                                          By:  /s/ Shehryar Wahid
           Name: Shehryar Wahid
           Title:   Chief Financial Officer and
           Chief Operating Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).